                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         THE LEARNING COMPANY, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   552008101
           --------------------------------------------------------
                                 (CUSIP Number)

                 JOSEPH P. DURRETT, CHIEF EXECUTIVE OFFICER
                          500 REDWOOD BOULEVARD
                       NOVATO, CALIFORNIA 94948-6121
                              (415) 382-4400
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                JUNE 21, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO. 641210109                                        PAGE 2 OF 7 PAGES


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Broderbund Software, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) OR 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF                 (7) SOLE VOTING POWER
    SHARES                       N/A
  BENEFICIALLY               --------------------------------------------------
   OWNED BY                  (8) SHARED VOTING POWER
     EACH                        13,253,820
   REPORTING                 --------------------------------------------------
    PERSON                   (9) SOLE DISPOSITIVE POWER
     WITH                        N/A
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  N/A
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,253,820
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                SCHEDULE 13D
CUSIP NO. 552008101                                        PAGE 3 OF 7 PAGES

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Broderbund Software, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock of The Learning Company, Inc., a Delaware corporation ("TLC" or "Issuer"). The principal executive offices of TLC are located at One Athenaeum Street, Boston, Massachusetts 02142.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this statement is Broderbund Software, Inc., a Delaware corporation ("Broderbund"). Broderbund's principal business is the development, publishing and marketing of interactive personal productivity, entertainment and education software for use in the home, school and small business markets. The address of the principal executive offices of Broderbund is 500 Redwood Boulevard, Novato, California 94948-6121. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Broderbund's directors and executive officers, as of the date hereof.

         Neither Broderbund, nor to Broderbund's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger dated June 21, 1998, (the "Merger Agreement"), among TLC, TLC Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLC ("Merger Sub") and Broderbund, and subject to the conditions set forth therein (including approval by stockholders of TLC and Broderbund), Merger Sub will merge with and into Broderbund and Broderbund will become a wholly-owned subsidiary of TLC (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Broderbund with Broderbund remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Broderbund Common Stock, other than shares owned by Merger Sub, TLC or any wholly-owned subsidiary of TLC, will be converted into the right to receive 0.8 of a share (the "Exchange Ratio") of TLC Common Stock, and each outstanding option to purchase Broderbund Common Stock under Broderbund's stock option plans (each, a "Broderbund Common Stock Option") will be assumed by TLC (each, an "Assumed Option") and will

                                SCHEDULE 13D
CUSIP NO. 552008101                                        PAGE 4 OF 7 PAGES

         become an option to purchase that number of shares of TLC Common Stock as is equal (subject to rounding) to the number of shares of Broderbund Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Broderbund Common Stock at which such Broderbund Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
         Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of TLC, with and into Broderbund in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Broderbund will continue as the Surviving Corporation and as a wholly-owned subsidiary of TLC. Holders of outstanding Broderbund Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.8 shares of TLC Common Stock. TLC will assume the outstanding options issued under Broderbund stock option plans.

         As an inducement to Broderbund to enter into the Merger Agreement, each stockholder who is a party to a Voting Agreement, dated as of June 21, 1998 (collectively, the "Voting Agreements"), among the parties thereto (collectively, the "Voting Agreement Stockholders") and Broderbund, has, by executing a Voting Agreement, irrevocably appointed Broderbund as his, her or its lawful attorney and proxy. Such proxies, collectively, give Broderbund the limited right to vote each of the 13,253,820 shares (including shares issuable upon conversion of Series A Convertible Preferred Stock) of TLC Common Stock beneficially and collectively owned by the Voting Agreement Stockholders in all matters related to the Merger. The shared voting power with the certain shareholders of Issuer relates to the same 13,253,820 shares of Issuer Common Stock (including shares issuable upon conversion of Series A Convertible Preferred Stock) (the "Shares"). The Voting Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as
         Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Broderbund (or any nominee of Broderbund) will be limited, at every TLC stockholders meeting and every written consent in lieu of such meeting to vote the shares in favor of approval of the issuance of shares of TLC stock pursuant to the Merger.

                               SCHEDULE 13D
CUSIP NO. 552008101                                        PAGE 5 OF 7 PAGES

         The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and
         (ii) the date of termination of the Merger Agreement.

         (c)     Not applicable.

         (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)     Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Broderbund, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article 4 of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of Common Stock, $.01 par value per share." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, the Broderbund Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

         (j) Other than described above, Broderbund currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Broderbund reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Voting Agreements, Broderbund may be deemed to be the beneficial owner of at least 13,253,820 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 18.5% of the issued and outstanding shares of Issuer Common Stock.

                               SCHEDULE 13D
CUSIP NO. 552008101                                        PAGE 6 OF 7 PAGES


         Broderbund has shared power to vote all of the Shares for the limited purposes described above. Broderbund does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and Voting Agreements, to the best knowledge of Broderbund, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of TLC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated June 21, 1998 by and among TLC, Merger Sub, and Broderbund.

         2. Form of Voting Agreement, dated June 21, 1998, by and among Broderbund and certain stockholders of TLC.

                               SCHEDULE 13D
CUSIP NO. 552008101                                        PAGE 7 OF 7 PAGES


                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1998

                                       BRODERBUND SOFTWARE, INC.

                                       By: /s/ Joseph P. Durrett
                                           ----------------------------------

                                  Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          BRODERBUND SOFTWARE, INC.

                                                      Present Principal Occupation Including
Name and Title                                        Name of Employer
--------------                                        --------------------------------------
Joseph P. Durrett                                     Broderbund Software, Inc.
Chief Executive Officer and Director                  500 Redwood Boulevard
                                                      Novato, California 94948

William M. McDonagh                                   Broderbund Software, Inc.
President, Chief Operating Officer and Director       500 Redwood Boulevard
                                                      Novato, California 94948

Thomas L. Marcus                                      Broderbund Software, Inc.
Vice President, Business Development, General         500 Redwood Boulevard
Counsel and Secretary                                 Novato, California 94948

Daniel J. Steever                                     Broderbund Software, Inc.
General Manager and Group Vice President              500 Redwood Boulevard
                                                      Novato, California 94948

J. Mark Hattendorff                                   Broderbund Software, Inc.
Vice President, Finance and Chief Financial           500 Redwood Boulevard
Officer                                               Novato, California 94948

Douglas G. Carlston                                   Broderbund Software, Inc.
Chairman of the Board                                 500 Redwood Boulevard
                                                      Novato, California 94948

Edmund R. Auer                                        Broderbund Software, Inc.
Director                                              500 Redwood Boulevard
                                                      Novato, California 94948

Gary L. Buckmiller                                    Broderbund Software, Inc.
Director                                              500 Redwood Boulevard
                                                      Novato, California 94948

Scott D. Cook                                         Chairman of the Board
Director                                              Intuit, Inc.
                                                      2535 Garcia Avenue
                                                      Mountain View, California 94043

William P. Egan                                       President
Director                                              Burr, Egan, Deleage & Co., Inc.
                                                      One Post Office Square
                                                      Suite 3800
                                                      Boston, Massachusetts 02109

                               SCHEDULE 13D
CUSIP NO. 552008101                                        PAGE 9 OF 7 PAGES


Lawrence H. Wilkinson                    President and Chief Executive Officer
Director                                 Global Business Network
                                         5900-X Hollis Street
                                         Emeryville, California 94608

                               Schedule B
                               ----------


Stockholder                               Shares Beneficially Owned
-----------                               -------------------------
Bain Capital, Inc.                        170,732 shares of Series A
                                             Convertible Preferred
                                            Stock convertible into
                                                         3,414,640

Thomas H. Lee Company                     454,061 shares of Series A
                                             Convertible Preferred
                                            Stock convertible into
                                                         9,081,220

Kevin O'Leary                                              350,000

Michael J. Perik                                           407,960